Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in Millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$373	309	249	210	296
One-Third of Rents, Net of Income from Subleases	29	32	29	28	28

Total Fixed Charges	$402	341	278	238	324

Earnings:
Income Before Income Taxes	$2,065	2,365	2,028	2,598	2,210
Fixed Charges	402	341	278	238	324

Total Earnings	$2,467	2,706	2,306	2,836	2,534

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	6.14x	7.94x	8.29x	11.92x	7.82x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$578	495	451	412	512
One-Third of Rents, Net of Income from Subleases	29	32	29	28	28

Total Fixed Charges	$607	527	480	440	540

Earnings:
Income Before Income Taxes	$2,065	2,365	2,028	2,598	2,210
Fixed Charges	607	527	480	440	540

Total Earnings	$2,672	2,892	2,508	3,038	2,750

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.40x	5.49x	5.23x	6.90x	5.09x